ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5642
April 15, 2010	jkwilson@foley.com Email

CLIENT/MATTER NUMBER
061300-1443

VIA EDGAR

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Oshkosh Corporation
Registration Statement on Form S-4
Filed: March 30, 2010
File No. 333-165792

Dear Ms. Ravitz:

On behalf of our client, Oshkosh Corporation (the “Company”), we are submitting the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated April 12, 2010 in connection with the Staff’s review of the above-referenced filing.  We have repeated the comments of the Staff in the letter dated April 12, 2010 in the numbered items set forth below (in bold) and followed each comment with the Company’s response.

This letter accompanies a copy of Amendment No. 1 to the Company’s Registration Statement on Form S-4, which was filed today via EDGAR with the Commission.  The amendment has been marked to reflect changes from the original Registration Statement on Form S-4 filed with the Commission on March 30, 2010.

General

1.                                      We note that you appear to be registering the senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter on EDGAR stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.  However, if you are not relying on this line of no-action letters, please advise.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Company Response:

The Company has filed today via EDGAR with the Commission a letter which states that the Company is registering the exchange offer in reliance on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (available July 2, 1993).  The Company’s letter includes the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2.                                      We note that the subsidiary guarantors are incorporated or organized in states other than Wisconsin or New York.  Please have counsel revise its legal opinion so that the opinion also covers the laws of those respective jurisdictions or file separate opinions.

Company Response:

The Company has filed as Exhibit 5.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-4 a revised opinion of counsel that eliminates the qualification limiting the opinion to the laws of Wisconsin and New York so that the opinion also covers the laws of each state in which a subsidiary guarantor is incorporated or organized.

*     *    *

As requested, when the Company requests acceleration of the effective date of the amended Registration Statement on Form S-4, the Company will furnish a letter to the Commission acknowledging that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (414) 297-5642 or Spencer T. Moats of Foley & Lardner LLP at (414) 319-7343.

2

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc:	Tarik Gause
U.S. Securities and Exchange Commission
Bryan J. Blankfield
David M. Sagehorn
Thomas J. Polnaszek
Oshkosh Corporation
Patrick G. Quick
Spencer T. Moats
Foley & Lardner LLP

3

Oshkosh Corporation

2307 Oregon Street

P.O. Box 2566

Oshkosh, Wisconsin 54903

(920) 235-9151

April 15, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Oshkosh Corporation — Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is hereby made to the Registration Statement on Form S-4 (File No. 333-165792) filed with the Securities and Exchange Commission (the “Commission”) by Oshkosh Corporation, a Wisconsin corporation (the “Company”), and certain of its subsidiaries (the “Guarantors”).  The Registration Statement relates to the Company’s offer to exchange (the “Exchange Offer”) up to an aggregate principal amount of $250,000,000 of its new 8¼% Senior Notes due 2017 and $250,000,000 of its new 8½% Senior Notes due 2020 (collectively, the “New Notes”) for an equal principal amount of its outstanding 8¼% Senior Notes due 2017 and 8½% Senior Notes due 2020 (the “Original Notes”).  The Original Notes are, and the New Notes will be, unconditionally guaranteed by the Guarantors.  The Company and the Guarantors are registering the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (available July 2, 1993).

The Company and the Guarantors represent that neither the Company nor any of the Guarantors has entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and that, to the best of the Company’s and the Guarantors’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes received in the Exchange Offer.  In this regard, the Company and the Guarantors will make each person participating in the Exchange Offer aware (through the Prospectus which is a part of the Registration Statement) that any person who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes may not rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation and Morgan Stanley and Co., Inc. or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a resale transaction.  The Company and the Guarantors acknowledge that any such resale transaction should be covered by an effective registration statement containing the selling security holder’s information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act.

The Company and the Guarantors further represent that no broker-dealer has entered into any arrangement or understanding with the Company or the Guarantors or any of their affiliates to distribute the New Notes.  The Company and the Guarantors will make each person participating in the Exchange Offer aware (through the Prospectus which is a part of the Registration Statement) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act.  The Company and the Guarantors will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer (a copy of which has been filed as Exhibit 99.1 to the Registration Statement) a provision to the effect that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, then the broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Original Notes pursuant to the Exchange Offer.

Very truly yours,

OSHKOSH CORPORATION

By:	/s/ Bryan J. Blankfield
Bryan J. Blankfield
Executive Vice President, General Counsel and Secretary

2